Exhibit 99.B(d)(18)(i)

AMENDED SCHEDULE A

to the

AMENDED EXPENSE LIMITATION AGREEMENT

ING MUTUAL FUNDS

OPERATING EXPENSE LIMITS

The Operating Expense Limit and the expiration date of the initial term for each class of the below listed Funds shall be the average annual net assets of each class of such Funds multiplied by the percentage set forth below for such class:

Name of Fund*	Maximum Operating Expense Limit (as a percentage of average net assets)
	A	B	C	I	W
ING Global Value Choice Fund[1],[2] Term for Classes A, B, C, and I Initial Term Expires March 1, 2010 Initial Term for Class W Shares Expires March 1, 2011	1.50%	2.25%	2.25%	1.25%	1.25%

*	This Agreement shall renew automatically for one-year terms with respect to a Fund unless otherwise terminated in accordance with the Agreement.

/s/ HE
HE

Date Last Amended: November 20, 2009

[1]

With respect to classes A, B, and C of ING Global Value Choice Fund, the Distributor will waive the distribution and/or service fees otherwise payable to it under the Underwriting Agreement in amounts up to 0.25%, computed based on each class’ average daily net assets. The amount of distribution and/or service fees that the Distributor will waive during any given period with respect to a class of shares of ING Global Value Choice Fund will be the amount necessary to achieve the expense limit for that class reflected in this Agreement, after taking into account any advisory fees waived or reimbursed by the Investment Manager for that class during that period. The amounts waived by the Distributor in any given period will not exceed 0.25% of the distribution and/or service fees otherwise receivable by the Distributor.

[2]	Class W shares of ING Global Value Choice Fund effective June 1, 2009, and the Initial Term for Class W shares of ING Global Value Choice Fund expires March 1, 2011.